Filed by Hologic, Inc.

Pursuant to Rule 425 under the

Securities Act of 1933 and deemed

filed pursuant to Rule 14a-12 of

the Securities Exchange Act of 1934

Subject Company: Cytyc Corporation

Commission File No.: 000-27558

May 20, 2007

Dear Hologic Team Members:

I am pleased to share some exciting news with you. Today, Hologic announced an agreement to merge with Cytyc to create a global leader in women’s healthcare with $1.5 billion in revenues.

A copy of the press release we issued this afternoon as well as a Q&A are attached to this email and will be posted on Hologic’s Intranet site.

Cytyc, founded in 1987, is headquartered in Marlborough, MA, and is a diversified diagnostic and medical device company with approximately 1,600 associates worldwide with projected revenues for 2007 estimated at $735 million. Cytyc has 20 offices internationally to serve their customers on a direct basis as well as support their distribution partners. Cytyc’s products cover a range of cancer and women’s health applications, including cervical cancer screening, preterm birth screening, treatment of excessive menstrual bleeding, permanent contraception, and radiation treatment of early-stage breast cancer. Like Hologic, Cytyc has a record of innovation and superior service. These differentiators have been vital in driving their growth and leadership in the market segments in which they compete.

We believe Cytyc is the perfect strategic partner for Hologic. This combination brings together two well-respected industry leaders in the women’s healthcare and diagnostics marketplace to create one of the largest companies in the world focused exclusively on advanced technology in women’s health. Together, as the “New Hologic”, with more than 3,300 associates combined worldwide, we will benefit from:

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A comprehensive women’s health product portfolio with best-in-class technology, will include some of the largest and most trusted women’s healthcare brands, such as Lorad®, ThinPrep®, NovaSure®, Suros ATEC®, Discovery™, FullTerm®, R2® and MammoSite®.

•

Extensive channel coverage will be a hallmark of the new company, with the largest sales and service organization focused on women’s health in the diagnostic and medical technology industry in the United States. These 1,200 sales and service professionals, over 900 of which will be in the United States, will significantly increase the company’s presence in hospitals, private practices, and healthcare organizations, targeting an estimated 30,000 OB/GYNs, 10,000 hospitals and imaging clinics, 2,500 breast surgeons, 40,000 radiologists and 4,000 radiation oncologists.

•

Cross-Selling Opportunities will be an important component of the combined organization, driven by leveraging the two company’s integrated product offerings and broader channel coverage. We estimate these initiatives will enhance revenue growth by more than $75 million within the first three years after the merger closes.

•

Expanded international presence will create new sales opportunities with a combined international direct sales and service team of over 200 associates and 150 distribution partners supporting over 125 countries.

This is truly a compelling combination. It would have taken many years of organic growth for Hologic to achieve what we will achieve the moment this transaction closes.

By utilizing the substantial associate talent from both companies, I know we can capture the significant upside potential we see with this transaction. For you, our Team Members, we expect our combination with Cytyc and the resulting growth to lead to additional career development and advancement opportunities. I hope you are as excited as I am about our future as a powerful combination.

We expect the transaction will close in the third calendar quarter of 2007. We will keep you updated on our progress. Until the closing, however, we remain separate companies, and associates should continue to focus on executing against our goals and serving our customers with the same passion, they expect from us.

Following the closing of this transaction, Hologic will be the controlling entity of the combined businesses with the corporate name to remain Hologic. Pat Sullivan, Cytyc’s current Chairman, CEO and President will serve as Chairman of the Board. I will become CEO of the combined company while Glenn Muir will be Executive VP and Chief Financial Officer. Rob Cascella, Hologic’s President, will continue to report directly to me and will maintain his leadership role in driving Hologic operations. We plan to leave Hologic’s existing business unit structure in tact. Cytyc will continue to operate as Cytyc Corporation, a wholly owned subsidiary of Hologic, and will remain at their location in Marlborough, MA. Cytyc’s current four division presidents will report directly to me under the new structure.

Since our founding in 1986, Hologic has been deeply committed to women’s health and wellbeing. With today’s agreement, we not only build on this commitment, we extend it to new areas where we can provide innovative solutions to women’s healthcare needs.

I am very proud of our achievements together and thank each of you for your dedication to each other, our customers and our company. I’m confident with Cytyc, we can reach new heights to the benefit of all our stakeholders, including you – our Team Members.

Members of Hologic’s senior leadership team will be scheduling meetings to review this announcement and address questions. I also look forward to talking with you more about this great opportunity over the next few weeks.

Best,

Jack Cumming

Chairman and Chief Executive Officer

Forward-Looking Statements

Information set forth in this communication contains forward-looking statements, which involve a number of risks and uncertainties. Such forward-looking statements include, but are not limited to, statements about the timing of the completion of the transaction, the anticipated benefits of the business combination transaction involving Hologic and Cytyc, including future financial and operating results, the expected permanent financing for the transaction, the combined company’s plans, objectives, expectations and intentions and other statements that are not historical facts. Hologic and Cytyc caution readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking information.

These include risks and uncertainties relating to: the ability to obtain regulatory approvals of the transaction on the proposed terms and schedule; the parties may be unable to complete the transaction because conditions to the closing of the transaction may not be satisfied; the risk that the businesses will not be integrated successfully; the transaction may involve unexpected costs or unexpected liabilities; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues; the need to develop new products and adapt to significant technological change; implementation of strategies for improving internal growth; use and protection of intellectual property; dependence on customers’ capital spending policies and government funding policies, including third-party reimbursement; realization of potential future savings from new productivity initiatives; general worldwide economic conditions and related uncertainties; future legislative, regulatory, or tax changes as well as other economic, business and/or competitive factors; and the effect of exchange rate fluctuations on international operations. In addition, the transaction will require the combined company to obtain significant financing. While Hologic has obtained a commitment to obtain such financing, including a bridge to the permanent financing contemplated in the press release, the combined company’s liquidity and results of operations could be materially adversely affected if such financing is not available on favorable terms. Moreover, the substantial leverage resulting from such financing will subject the combined company’s business to additional risks and uncertainties. The risks included above are not exhaustive. The annual reports on Form 10-K, the quarterly reports on Form 10-Q, current reports on Form 8-K and other documents Hologic and Cytyc have filed with the SEC contain additional factors that could impact the combined company’s businesses and financial performance. The parties expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any such statements to reflect any change in the parties expectations or any change in events, conditions or circumstances on which any such statement is based.

Important Information for Investors and Stockholders

Hologic and Cytyc will file a joint proxy statement/prospectus with the SEC in connection with the proposed merger. Hologic and Cytyc urge investors and stockholders to read the joint proxy statement/prospectus when it becomes available and any other relevant documents filed by either party with the SEC because they will contain important information.

Investors and stockholders will be able to obtain the joint proxy statement/prospectus and other documents filed with the SEC free of charge at the website maintained by the SEC at www.sec.gov. In addition, documents filed with the SEC by Hologic will be available free of charge on the investor relations portion of the Hologic website at www.hologic.com. Documents filed with the SEC by Cytyc will be available free of charge on the investor relations portion of the Cytyc website at www.cytyc.com.

Participants in the Solicitation

Hologic, and certain of its directors and executive officers, may be deemed participants in the solicitation of proxies from the stockholders of Hologic in connection with the merger. The names of Hologic’s directors and executive officers and a description of their interests in Hologic are set forth in the proxy statement for Hologic’s 2006 annual meeting of stockholders, which was filed with the SEC on January 25, 2007. Cytyc, and certain of its directors and executive officers, may be deemed participants in the solicitation of proxies from its stockholders in connection with the merger. The names of Cytyc’s directors and executive officers and a description of their interests in Cytyc is set forth in Cytyc’s Annual Report on Form 10-K/A for the fiscal year ended December 31, 2006, which was filed with the SEC on April 30, 2007. Investors and stockholders can obtain more detailed information regarding the direct and indirect interests of Hologic’s and Cytyc’s directors and executive officers in the merger by reading the definitive joint proxy statement/prospectus when it becomes available.